Mail Stop 7010

August 30, 2005

via U.S. mail and facsimile

Robert C. Sepucha
Chief Executive Officer
SPARTA, Inc.
25531 Commercentre Drive, Suite 120
Lake Forest, California  92630-8873

	Re:	SPARTA, Inc.
		Form 10-K for the fiscal year ended January 2, 2005
		Filed April 1, 2005
		File No. 0-21682

Dear Mr. Sepucha:

      We have reviewed your response letter dated July 28, 2005 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 20

Results of Operations, page 21

1. We note your response to comment 1 in our letter dated June 20, 2005. We do not disagree that communicating to investors the amount of unallowable expenses included in gross profit is useful information, especially in light of the majority of your revenues being generated from federal government contracts. However, it remains unclear how you determined that gross profit excluding unallowable operating expenses is an allowable non-GAAP measure per
Item 10(e)(1)(ii)(B) of Regulation S-K. Your unallowable operating expenses are not non-recurring, infrequent or unusual. As such, presentation of gross profit eliminating these expenses is not in accordance with Item 10(e) of Regulation S-K.

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Nili Shah
Accounting Branch Chief


??

??

??

??

Robert C. Sepucha
SPARTA, Inc.
August 30, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE